Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

All Outstanding Shares of Series A Convertible Preferred Stock

All Outstanding Shares of Series B Convertible Preferred Stock

All Outstanding Shares of Series C-1 Convertible Preferred Stock

of

VirtualScopics, Inc.

at

$4.05 Net Per Share of Common Stock;

$336.30 Net Per Share of Series A Convertible Preferred Stock;

$336.30 Net Per Share of Series B Convertible Preferred Stock; and

$920.00 Net Per Share of Series C-1 Convertible Preferred Stock

by

BioTelemetry Research Acquisition Corporation

a wholly owned subsidiary of

BioTelemetry, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON MAY 9, 2016 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

BioTelemetry Research Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation (the “Parent” or “BioTelemetry”), is offering to purchase for cash (i) all outstanding shares of common stock of VirtualScopics, Inc., a Delaware corporation (“VirtualScopics”), par value $0.001 per share (the “Common Shares”), at a purchase price of $4.05 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series A Preferred Shares”), at a purchase price of $336.30 per Series A Preferred Share (the “Series A Offer Price”), (iii) all outstanding shares of Series B Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series B Preferred Shares”), at a purchase price of $336.30 per Series B Preferred Share (the “Series B Offer Price”) and (iv) all outstanding shares of Series C-1 Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series C-1 Preferred Shares,” and collectively with the Series A Preferred Shares and the Series B Preferred Shares, the “Preferred Shares” and the Preferred Shares, together with the Common Shares, the “Shares”), at a purchase price of $920.00 per Series C-1 Preferred Share (the “Series C-1 Offer Price”, and together with the Common Offer Price, the Series A Offer Price and the Series B Offer Price, collectively, the “Offer Prices”), in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as each may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”).

This Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 25, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and VirtualScopics, pursuant to which, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser has agreed to merge with and into VirtualScopics as soon as practicable without a meeting of the stockholders of VirtualScopics in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with VirtualScopics continuing on as the surviving corporation (the “Surviving Corporation”) and wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by (i) VirtualScopics, Parent or Purchaser, or any other subsidiary of Parent, which Shares will be canceled and will cease to exist, (ii) any subsidiary of VirtualScopics, which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive, as applicable, (A) the Common Offer Price in cash (the “Common Merger Consideration”), (B) the Series A Offer Price in cash (the “Series A Merger Consideration”), (C) the Series B Offer Price in cash (the “Series B Merger Consideration”) or (D) the Series C-1 Offer Price in cash (the “Series C-1 Merger Consideration,” and collectively with the Common Merger Consideration, the Series A Merger Consideration and the Series B Merger Consideration, or each, as the circumstances require, the “Merger Consideration”) or any greater per Share price paid in the Offer, in each case, without interest thereon and less any applicable withholding taxes. As a result of the Merger, VirtualScopics will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The board of directors of VirtualScopics, among other things, has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taken together, are fair to and in the best interests of VirtualScopics and its stockholders, (ii) approved and deemed advisable the Merger Agreement, the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of VirtualScopics accept the Offer and tender all of their Shares pursuant to the Offer.

There are no financing conditions to the Offer. The Offer is subject to various other conditions. See Section 15 — “Conditions of the Offer.” A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

April 8, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, or, in connection with a book-entry delivery of shares, an Agent’s Message (as defined herein), and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary and Paying Agent by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * * *

Questions and requests for assistance should be directed to D.F. King & Co., Inc. as the Information Agent, at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Neither the SEC nor any state securities commission has approved or disapproved of the Offer, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: infoagent@dfking.com

Stockholders may call toll free: (800) 714-2193

Banks and Brokers may call toll free: (212) 493-3910

April 8, 2016

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning VirtualScopics contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by VirtualScopics or has been taken from or is based upon publicly available documents or records of VirtualScopics on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding capital stock of VirtualScopics, Inc., a Delaware corporation consisting of (i) common stock, par value $0.001 per share, (ii) Series A Convertible Preferred Stock, par value $0.001 per share (iii) Series B Convertible Preferred Stock, par value $0.001 per share and (iv) Series C-1 Convertible Preferred Stock, par value $0.001 per share.

Price Offered Per Share	(i) $4.05 per Common Share, (ii) $336.30 per Series A Preferred Share, (iii) $336.30 per Series B Preferred Share and (iv) $920.00 per Series C-1 Preferred Share, in each case net to the seller in cash, without interest thereon and less any applicable withholding taxes.

Scheduled Expiration of Offer	5: 00 p.m., New York City time, on May 9, 2016, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	BioTelemetry Research Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation.

Who is offering to purchase my shares?

BioTelemetry Research Acquisition Corporation, or Purchaser, a wholly owned subsidiary of BioTelemetry, Inc., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into VirtualScopics. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to BioTelemetry, Inc. alone, the term “Purchaser” to refer to BioTelemetry Research Acquisition Corporation alone and the terms “VirtualScopics” and the “Company” to refer to VirtualScopics Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase (i) all of the outstanding Common Shares, (ii) all of the outstanding Series A Preferred Shares, (iii) all of the outstanding Series B Preferred Shares and (iv) all of the outstanding Series C-1 Preferred Shares, on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Common Shares, Series A Preferred Shares, Series B Preferred Shares and Series C-1 Preferred Shares, collectively.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of the equity interests in VirtualScopics. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends as soon as possible thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger (as described below), VirtualScopics would cease to be a publicly traded company and would become a wholly owned subsidiary of Parent.

How much are you offering to pay for the Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay (i) $4.05 per Common Share, (ii) $336.30 per Series A Preferred Share, (iii) $336.30 per Series B Preferred Share and (iv) $920.00 per Series C-1 Preferred Share, in each case net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and VirtualScopics have entered into an Agreement and Plan of Merger, dated as of March 25, 2016 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into VirtualScopics (the “Merger”). If we consummate the Offer, we intend to effect the Merger as soon as practicable without any action by the stockholders of VirtualScopics pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all Shares validly tendered and not properly withdrawn in the Offer and to fund the Merger with VirtualScopics, which is expected to follow the successful completion of the Offer as soon as practicable in accordance with the terms and conditions of the Merger Agreement, is approximately $15.5 million, plus related fees and expenses. Parent and Purchaser expect to fund such cash requirements from Parent’s available cash on hand and/or a drawdown from its existing credit facility.

See Section 9 — “Source and Amount of Funds.”

Is the financial condition of the Parent or Purchaser relevant to my decision to tender my Shares in the Offer?

No. We do not think the financial condition of the Parent or Purchaser is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have all of the financial resources necessary to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Prices).

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	the number of Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer represents (i) at least a majority of the voting power of the Common Shares and the Preferred Shares (voting on an as converted to Common Shares basis), as if voting together as a single class and (ii) at least a majority of the outstanding Series C-1 Preferred Shares (the “Minimum Tender Condition”);

•	the absence of any Company Material Adverse Effect (defined herein);

•	the absence of any Legal Restraints (defined herein);

•	the accuracy of the representations and warranties made by VirtualScopics in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement;

•	the performance by VirtualScopics in all material respects of all obligations to be performed by it under the Merger Agreement;

•	the Termination Condition (defined herein); and

•	that Purchaser shall have received a certificate from VirtualScopics, dated the Expiration Date and signed by its chief executive officer or chief financial officer, to the effect that the representations and warranties made by VirtualScopics in the Merger Agreement are accurate, there are no Legal Restraints in effect against VirtualScopics and VirtualScopics has performed in all material respects all obligations to be performed by it under the Merger Agreement.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law (including the rules and regulations of the SEC), may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). However, without the consent of VirtualScopics, we are not permitted to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition, (iv) impose any additions to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner that is adverse to the holders of Shares, (v) terminate, extend or otherwise modify the Expiration Date of the Offer (except as required or permitted by the Merger Agreement), (vi) change the all-cash form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of the Shares.

See Section 15 — “Conditions of the Offer.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5: 00 p.m., New York City time, on May 9, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of not more than five business days each (the length of such period to be determined by Parent or Purchaser in their sole discretion), or for such longer period as the parties may agree, if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. However, in no event will we be required to extend the Offer beyond June 15, 2016 (the “Outside Date”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer &Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9: 00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ Stock Market (“NASDAQ”) trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), you may withdraw your Shares at any time after June 7, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the VirtualScopics board of directors think of the Offer?

The board of directors of VirtualScopics, among other things, has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taken together, are fair to and in the best interests of VirtualScopics and its stockholders, (ii) approved and deemed advisable the Merger Agreement, the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of VirtualScopics accept the Offer and tender all of their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with VirtualScopics.” A more complete description of the reasons for the VirtualScopics board of directors’ approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 prepared by VirtualScopics, which Solicitation/Recommendation was filed with the SEC and mailed to all VirtualScopics stockholders together with the Offer to Purchase.

Have any VirtualScopics stockholders agreed to tender their Shares?

Yes. Concurrently with the execution of the Merger Agreement, certain stockholders entered into tender and support agreements (the “Support Agreements”) with BioTelemetry and Purchaser. Pursuant to the terms of the Support Agreements, these stockholders agreed to tender their Shares in the Offer, to not solicit any other acquisition proposals and to vote their shares against any competing acquisition proposals. The Shares subject to the Support Agreements comprise approximately 20% of the voting power of the Shares. The Support Agreements will terminate in certain circumstances, including upon termination of the Merger Agreement. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements”.

If the Offer is completed, will VirtualScopics continue as a public company?

No. As soon as possible following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Common Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Tender Condition is satisfied and we acquire (i) at least a majority of the voting power of the Common Shares and the Preferred Shares (voting on an as converted to Common Shares basis), as if voting together as a single class, and (ii) at least a majority of the outstanding Series C-1 Preferred Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of VirtualScopics pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required to accept any Shares for purchase in the Offer, and we will neither accept such Shares for purchase nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if the Offer is closed, stockholders of VirtualScopics (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for VirtualScopics — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On March 24, 2016, the trading day before the date of the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $4.48. On April 7, 2016, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $4.05. The Offer Price is approximately 9.6% less than the March 24, 2016 closing stock price and approximately 1.45% less than the volume-weighted average price per Common Share of VirtualScopics of $4.11 during the one-month period immediately preceding March 24, 2016.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, VirtualScopics will not declare, set aside or pay any dividends on, or make or pay any dividend or other distributions (whether in cash, stock or property) in respect of, any shares of any VirtualScopics capital stock (other than dividends that are required to be paid on the Series B Preferred Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, VirtualScopics stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender their Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding VirtualScopics stock option exercisable for Common Shares, whether vested or unvested, will become fully exercisable and may be exercised immediately. To the extent not exercised prior to the Effective Time, then immediately prior to the Effective Time, each such VirtualScopics stock option will be canceled, with the holder of such option becoming entitled to receive an amount in cash equal to the product of (A) the positive excess, if any, of (1) the Common Merger Consideration over (2) the exercise price per Common Share then in effect in respect of such stock option, and (B) the aggregate number of Common Shares subject to such stock option immediately prior to the Effective Time.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

Will the receipt of cash in exchange for Shares be a taxable transaction?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for our tender offer. You may call D.F. King & Co, Inc. toll-free at (800) 714-2193. Banks and brokers may call collect at (212) 493-3910. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of the Shares of VirtualScopics, Inc.:

INTRODUCTION

BioTelemetry Research Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation (the “Parent” or “BioTelemetry”), is offering to purchase for cash (i) all outstanding shares of common stock of VirtualScopics, Inc., a Delaware corporation (“VirtualScopics”), par value $0.001 per share (the “Common Shares”), at a purchase price of $4.05 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series A Preferred Shares”), at a purchase price of $336.30 per Series A Preferred Share (the “Series A Offer Price”), (iii) all outstanding shares of Series B Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series B Preferred Shares”), at a purchase price of $336.30 per Series B Preferred Share (the “Series B Offer Price”) and (iv) all outstanding shares of Series C-1 Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series C-1 Preferred Shares,” and collectively with the Series A Preferred Shares and the Series B Preferred Shares, the “Preferred Shares” and the Preferred Shares, together with the Common Shares, the “Shares”), at a purchase price of $920.00 per Series C-1 Preferred Share (the “Series C-1 Offer Price”), in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes (collectively, the “Offer Prices”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as each may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”).

This Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 25, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and VirtualScopics, pursuant to which, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser has agreed to merge with and into VirtualScopics, with VirtualScopics continuing on as the surviving corporation (the “Surviving Corporation”) and wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by (i) VirtualScopics, Parent or Purchaser or any other subsidiary of Parent, which Shares will be canceled and will cease to exist, (ii) any subsidiary of VirtualScopics, which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive, as applicable, (A) the Common Offer Price in cash (the “Common Merger Consideration”), (B) the Series A Offer Price in cash (the “Series A Merger Consideration”), (C) the Series B Offer Price in cash (the “Series B Merger Consideration”) or (D) the Series C-1 Offer Price in cash (the “Series C-1 Merger Consideration,” and collectively with the Common Merger Consideration, the Series A Merger Consideration and the Series B Merger Consideration, or each, as the circumstances require, the “Merger Consideration”) or any greater per Share price paid in the Offer, in each case, without interest thereon and less any applicable withholding taxes. As a result of the Merger, VirtualScopics will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of VirtualScopics stock options in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions in connection with tendering your shares in the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the absence of any Legal Restraints (as described below), (c) the absence of any Company Material Adverse Effect (as described below) and (d) the satisfaction of the Minimum Tender Condition (as described below).

The “Minimum Tender Condition” requires that the number of Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer on or prior to 5: 00 p.m., New York City time, on May 9, 2016 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), represents (i) at least a majority of the voting power of the Common Shares and the Preferred Shares (voting on an as converted to Common Shares basis), as if voting together as a single class and (ii) at least a majority of the outstanding Series C-1 Preferred Shares.

A “Company Material Adverse Effect” means any change, event, effect or occurrence that, when considered individually or in the aggregate, is or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement).

A “Legal Restraint” means any temporary or permanent judgment issued by any governmental entity of competent jurisdiction or law or other legal restraint or prohibition.

The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 —“Conditions of the Offer.”

The board of directors of VirtualScopics, among other things, has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taken together, are fair to and in the best interests of VirtualScopics and its stockholders, (ii) approved and deemed advisable the Merger Agreement, the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of VirtualScopics accept the Offer and tender all of their Shares pursuant to the Offer.

A more complete description of the VirtualScopics board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of VirtualScopics (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being mailed to stockholders with the Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Merger” and “Reasons for the Recommendation of the Board.”

VirtualScopics has advised Parent that, as of March 24, 2016, (i) 3,010,789 Common Shares were issued and outstanding, (ii) 745 Common Shares were reserved for issuance with respect to un-exchanged units of a previously acquired subsidiary, (iii) no Common Shares were held by VirtualScopics in its treasury, (iv) 453,523 Common Shares were subject to outstanding VirtualScopics stock options, no Common Shares were restricted shares and 181,769 additional Common Shares were reserved for issuance pursuant to the VirtualScopics, Inc. Amended and Restated 2006 Long Term Incentive Plan and (v) 5,565 aggregate Preferred Shares were issued or outstanding with (A) 1,965 of such shares being designated as Series A Preferred Shares which are convertible into 163,167 Common Shares, (B) 600 of such shares being designated as Series B Preferred Shares which are convertible into 49,821 Common Shares and (C) 3,000 of such shares being designated as Series C-1 Preferred Shares which are convertible into 249,107 Common Shares.

Concurrently with the execution of the Merger Agreement, certain stockholders entered into tender and support agreements (the “Support Agreements”) with BioTelemetry and Purchaser. Pursuant to the terms of the

Support Agreements, these stockholders agreed to tender their Shares in the Offer, to not solicit any other acquisition proposals and to vote their shares against any competing acquisition proposals. The Shares subject to the Support Agreements comprise approximately 20% of the voting power of the Shares. The Support Agreements will terminate in certain circumstances, including upon termination of the Merger Agreement. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements”.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the member or members of the board of directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation at and immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Tender Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of VirtualScopics.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of VirtualScopics will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 —“Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on or within three business days of May 9, 2016 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to herein as the “Acceptance Time.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the absence of any Legal Restraints, (c) the absence of any Company Material Adverse Effect and (d) the satisfaction of the Minimum Tender Condition. See Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of not more than five business days each (the length of such period to be determined by Parent or Purchaser in their sole discretion), or for such longer period as the parties may agree, if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. However, in no event will we be required to extend the Offer beyond June 15, 2016 (the “Outside Date”).

Subject to the applicable rules and regulations of the SEC, Purchaser and Parent expressly reserve the right to waive, in whole or in part, any Offer Condition (other than the Minimum Tender Condition). However, without the consent of VirtualScopics, we are not permitted to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition, (iv) impose any additions to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner that is adverse to the holders of Shares, (v) terminate, extend or otherwise modify the Expiration Date of the Offer (except as required or permitted by the Merger Agreement), (vi) change the all-cash form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of the Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the Outside Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement —Termination.”

As soon as possible following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of VirtualScopics pursuant to Section 251(h) of the DGCL. The Offer will be deemed, for purposes of Section 251(h) of the DGCL, to exclude Shares owned by VirtualScopics, Parent, Purchaser or any other wholly owned subsidiary of Parent or VirtualScopics immediately prior to the commencement of the Offer, which Shares Parent, Purchaser and VirtualScopics have agreed in the Merger Agreement will be canceled or converted into shares of the Surviving Corporation, as the case may be, in the Merger.

VirtualScopics has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of VirtualScopics and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date.

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered and not properly withdrawn in the Offer on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an

Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier, facsimile or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of VirtualScopics in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult their tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5: 00 p.m., New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may, pursuant to SEC rules, also be withdrawn at any time after June 7, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of VirtualScopics whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address any United States federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, foreign taxpayers, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons liable for the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities treated as partnerships for United States federal income tax purposes that hold Shares, and persons that are treated as partners in such entities, should consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

All holders of Shares should consult their own tax advisors to determine the particular tax consequences of the Offer and the Merger to them, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, such U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, are currently taxed at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

There is no established trading market for the Preferred Shares. The Common Shares currently trade on the NASDAQ Capital Market (“NASDAQ”) under the symbol “VSCP.”

VirtualScopics has advised Parent that, as of March 24, 2016, (i) 3,010,789 Common Shares were issued and outstanding, (ii) 745 Common Shares were reserved for issuance with respect to un-exchanged units of a previously acquired subsidiary, (iii) no Common Shares were held by VirtualScopics in its treasury, (iv) 453,523 Common Shares were subject to outstanding VirtualScopics stock options, no Common Shares were restricted shares and 181,769 additional Common Shares were reserved for issuance pursuant to the VirtualScopics, Inc. Amended and Restated 2006 Long Term Incentive Plan and (v) 5,565 aggregate Preferred Shares were issued or outstanding with (A) 1,965 of such shares being designated as Series A Preferred Shares which are convertible into 163,167 Common Shares, (B) 600 of such shares being designated as Series B Preferred Shares which are convertible into 49,821 Common Shares and (C) 3,000 of such shares being designated as Series C-1 Preferred Shares which are convertible into 249,107 Common Shares.

The following table sets forth, for the periods indicated, the high and low sale prices per Common Share for each quarterly period within the two preceding fiscal years, as reported on NASDAQ.

	High	Low
Year Ended December 31, 2014
First Quarter	$4.20	$3.21
Second Quarter	5.59	3.64
Third Quarter	5.10	3.77
Fourth Quarter	4.62	3.10

Year Ended December 31, 2015
First Quarter	$3.49	$2.75
Second Quarter	3.40	2.60
Third Quarter	2.77	1.91
Fourth Quarter	4.50	1.80

On March 24, 2016, the trading day before the date of the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $4.48. On April 7, 2016, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $4.05. The Offer Price is approximately 9.6% less than the March 24, 2016 closing stock price and approximately 1.45% less than the volume-weighted average price per Common Share of VirtualScopics of $4.11 during the one-month period immediately preceding March 24, 2016.

VirtualScopics has never declared a cash dividend on its Common Shares. With respect to the Preferred Shares: (i) the Series A Preferred Shares are not entitled to receive, nor have they ever received, dividends; (ii) the Series B Preferred Shares accrue dividends on the stated value of $1,000 per share at an annual rate of 8%, payable monthly in cash and/or Common Shares at the option of VirtualScopics; and (iii) the Series C-1 Preferred Shares have a 4% cumulative dividend. Subject to certain exceptions, the holders of Series B Preferred Shares are only entitled to be paid dividends if full dividends are first paid or concurrently paid to the holders of Series C-1 Preferred Shares. During the years ended December 31, 2015 and 2014, VirtualScopics (i) accrued

$48,000 of Series B Preferred Share dividends per year and paid cash dividends of $48,000 and $36,000, respectively to holders of Series B Preferred Shares and (ii) accrued $120,000 of Series C-1 Preferred Share dividends per year and paid cash dividends of $120,000 and $90,000 respectively to holders of Series C-1 Preferred Shares.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, VirtualScopics will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock (other than dividends that are required to be paid on the Series B Preferred Shares).

7.	Certain Information Concerning VirtualScopics.

Except as specifically set forth herein, the information concerning VirtualScopics contained in this Offer to Purchase has been taken from or is based upon information furnished by VirtualScopics or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to VirtualScopics’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning VirtualScopics, whether furnished by VirtualScopics or contained in such documents and records, or for any failure by VirtualScopics to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. VirtualScopics was incorporated as a Delaware corporation in 1988, under its original name of ConsultAmerica, Inc. VirtualScopics’ principal offices are located at 500 Linden Oaks, Rochester, NY 14625, and its telephone number is (585) 249-6231. The following description of VirtualScopics and its business has been taken from VirtualScopics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and is qualified in its entirety by reference to such Form 10-K.

VirtualScopics is a provider of quantitative imaging solutions currently serving the pharmaceutical, biotechnology and medical device industries. VirtualScopics has created a suite of image analysis software tools and applications which are used in detecting and measuring specific anatomical structures and metabolic activity using medical images. VirtualScopics’ proprietary software and algorithms provide measurement capabilities designed to improve clinical research and development. VirtualScopics focuses on applying its imaging technology to improve the efficiency and effectiveness of the pharmaceutical and medical device research and development processes. VirtualScopics believes its technology can also be used in improving the treatment planning for patients with cancer and other debilitating diseases.

VirtualScopics’ image-based measurement and visualization tools enable automated, accurate and reproducible measurement of minute changes that occur in anatomic structures in musculoskeletal, oncological, cardiological and neurological diseases. For pharmaceutical, biotechnology and medical device manufacturers, these tools can significantly alleviate or reduce clinical development bottlenecks by increasing the speed, accuracy and reliability of the demonstration of a new compound’s efficacy. Further, these measurements can be used to assess the viability of continuing a drug development project and eliminate as soon as possible further investigation of a drug that is likely to fail. Early termination is critical to the pharmaceutical industry to prevent the expenditure of research and development funds on a drug that will not perform as expected. VirtualScopics believes that this is especially important today with the large number of compounds that are awaiting evaluation.

Available Information. The Common Shares are registered under the Exchange Act. Accordingly, VirtualScopics is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning VirtualScopics’

directors and officers, their remuneration, stock options granted to them, the principal holders of VirtualScopics’ securities, any material interests of such persons in transactions with VirtualScopics and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 22, 2015 and distributed to VirtualScopics’ stockholders on or about April 22, 2015. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including VirtualScopics, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent was incorporated in Delaware in 2013. Parent is a holding company which, through its subsidiaries, provides cardiac monitoring services, cardiac monitoring device manufacturing, and centralized cardiac core laboratory services, and offers cardiologists and electrophysiologists a full spectrum of solutions which provides them with a single source of cardiac monitoring services. These services range from the differentiated mobile cardiac telemetry service, to wireless and trans telephonic event, Holter, Pacemaker and International Normalized Ratio monitoring. Parent, through its subsidiaries, also develops, manufactures, tests and markets medical devices to medical companies, clinics and hospitals and is engaged in central core laboratory services providing cardiac monitoring, scientific consulting and data management services for drug and medical device trials.

Purchaser is a Delaware corporation formed on March 23, 2016 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations ancillary or otherwise related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and VirtualScopics will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct, wholly owned subsidiary of Cardiocore Lab, LLC, a wholly owned subsidiary of Parent (“Cardiocore”).

Parent’s principal executive offices, which are also Purchaser’s business address, are located at 1000 Cedar Hollow Road, Malvern, Pennsylvania, 19355. Each of Parent’s and Purchaser’s telephone number at this location is (610) 729-7000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or

Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of VirtualScopics (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with VirtualScopics or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and VirtualScopics or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares, (iii) Parent and Purchaser have funds sufficient with certain cash on hand of Parent and/or a drawdown from Parent’s existing credit facility to purchase all Shares tendered pursuant to the Offer and (iv) there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding for the Merger is approximately $15.5 million, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements with the proceeds from cash on hand of Parent. As of March 31, 2016, Parent had approximately $22.5 million of cash and cash equivalents.

10.	Background of the Offer; Past Contacts or Negotiations with VirtualScopics.

The information set forth below regarding VirtualScopics was provided by VirtualScopics, and none of Parent, Purchaser nor any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

Background of the Offer

The following information was prepared by Parent and the Company. Information concerning the Company was provided by the Company, and none of Parent, the Purchaser or their representatives takes any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Parent or its representatives did not participate. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to the Company’s shareholders with this Offer to Purchase.

On an ongoing basis, Parent evaluates alternatives for achieving long-term strategic goals and enhancing long-term shareholder value. Over the past few years, Parent has been developing its business organically and through acquisitions. As part of its acquisition strategy, Parent has been seeking acquisition opportunities for its Research Division.

In March 2015, a representative of Parent contacted the Company to discuss a potential strategic relationship between the companies.

On April 2, 2015, Eric Converse, President of the Company, contacted Scott Satin, President of Cardiocore, a subsidiary of Parent engaged in research services, with respect to a potential strategic alliance between Cardiocore and the Company. The parties discussed the benefits of a strategic alliance.

On April 14, 2015, Mr. Satin discussed a strategic acquisition of the Company with Joseph Capper, President and Chief Executive Officer of Parent. Mr. Capper confirmed a general interest in a strategic acquisition and requested that Mr. Satin schedule an in-person meeting for Mr. Capper, Heather Getz, Chief Financial Officer of Parent, Mr. Satin and Mr. Converse.

On April 20, 2015, Mr. Capper, Ms. Getz, Mr. Satin and Mr. Converse met at the offices of Parent in Malvern, Pennsylvania to discuss the potential strategic acquisition of the Company by Parent.

On May 29, 2015, Mr. Capper, Mr. Satin and Mr. Converse had a follow-up conversation to discuss the next steps toward a potential strategic acquisition, including, among other things, executing a non-disclosure agreement under which the Company would share certain non-public information of the Company with Parent in connection with Parent’s consideration of a potential transaction with the Company.

On June 4, 2015, Mr. Converse sent a draft non-disclosure agreement to Peter Ferola, General Counsel of Parent.

On June 17, 2015, Mr. Satin and Mr. Converse participated in an in-person meeting where they discussed the terms of the non-disclosure agreement and timing of a potential transaction. The parties agreed to set a date to meet again in Malvern, Pennsylvania.

In the ensuing days, the parties negotiated the non-disclosure agreement which was ultimately signed on June 24, 2015.

On June 26, 2015, Mr. Capper, Ms. Getz, Mr. Satin and Mr. Converse met to discuss the diligence process, including on-site inspections of Company locations.

During July and August, 2015, Parent reviewed the Company’s financial diligence including forecast and budget information, and, based on that information, began to evaluate the Company’s business and prospects. Ms. Getz suggested scheduling an in-person meeting to occur on September 3, 2015.

On September 3, 2015, Ms. Getz, Mr. Satin, as well as Brittany Ortland, Manager of Financial Planning and Analysis for Parent, Cynthia Casemyr, Director of Technology Development for Research Division of Parent,

Sandra Chica, Vice President of Imaging for Research Division of Parent met with the Company management team including Mr. Converse, James Groff, Chief Financial Officer of the Company, Ronald Way, Vice President of Operations of the Company, Ed Ashton, Chief Scientific Officer of the Company, Jon Riek, Chief Technical Officer of the Company, and Rosemary Shull, Vice President of Global Business Development and Marketing of the Company, at the Company offices to facilitate management introductions and to continue discussing a potential transaction. At this meeting, the Company representatives provided an overview of the Company’s business and operations, the parties engaged in due diligence discussions and Parent management team toured the Company’s offices.

On September 25, 2015, Mr. Satin made a presentation to Parent’s Board of Directors at Parent’s annual strategic planning meeting regarding several strategic opportunities in Parent’s Research Division including a potential acquisition of the Company which management believed would allow Parent to continue executing its strategic goals for the Research Division.

During the period from September 28, 2015 through October 8, 2015, Mr. Satin, Polina Voloshko, Chief Medical Officer of Parent, Mr. Ashton and Mr. Riek participated in a conference call to discuss the scientific components of the Company’s imaging operations.

On October 5, 2015, Ms. Getz, Mr. Satin, Mr. Converse and Mr. Ashton participated in a phone conference wherein the parties discussed the history of the Company.

On October 8, 2015, Mr. Satin, Ms. Voloshko, Ms. Casemyr and Robert Goodman, Senior Vice President of Global Sales and Marketing for the Research Division of Parent, and Mr. Converse, Mr. Ashton and Mr. Riek met in Cardiocore’s Rockville, Maryland office in order to allow the Company team members to tour the location and discuss operations.

On December 16, 2015, Ms. Getz, Mr. Satin, Ms. Ortland, Liz Watts, Vice President of Sales Operations for Parent, Mr. Converse and Mr. Ashton participated in a phone conference wherein they discussed next steps in the diligence process which they agreed would likely not commence until January 2016.

On December 21, 2015, the Board held a meeting at which Mr. Capper updated the Board on the recent conversations with Company representatives regarding a potential transaction, provided the status of the diligence process, and expressed management’s desire to submit a non-binding Letter of Intent (“LOI’) to purchase the Company for a range of $13 million to $15 million.

On December 17, 2015, the Company provided Parent access to its virtual data room for its due diligence review.

On December 23, 2015, Ms. Getz sent a draft LOI to Mr. Converse with respect to the proposed acquisition of the Company. The LOI contained a proposed aggregate purchase price of $13.9 million comprised of a combination of cash and Parent’s Common Shares subject to due diligence and other customary conditions. Under the terms of the draft LOI, the Company would grant Parent a 90-day exclusivity period which also required the Company to reimburse Parent for all out-of-pocket expenses in the event of the Company’s breach of the exclusivity provision.

On January 11, 2016, Ms. Getz met with Mr. Converse and advised him that Parent would not submit a revised LOI absent a counteroffer submitted by the Company.

On January 19 and January 25, 2016, Ms. Getz participated in phone conferences with a representative of Oppenheimer & Co. Inc. (“Oppenheimer”), the Company’s financial advisor, and advised him that Parent’s offer price had not changed.

On January 29, 2016, Mr. Capper and Ms. Getz participated in a telephone conference with a representative of Oppenheimer who advised them, at the Company’s direction, that the Company’s counteroffer was $20 million.

On February 15, 2016, Ms. Getz sent a revised LOI to the Company for a total cash purchase price of $15.5 million, which reflected a price per Common Share of $3.63. The LOI continued to be subject to completion of due diligence, negotiation of a definitive agreement and receipt of all necessary approvals, but included only a 60-day exclusivity period, with a related expense reimbursement provision. The $15.5 million purchase price also reflected a payment to the holders of the Series C-1 Preferred Shares of their liquidation preference under the terms thereof.

On February 19, 2016, Mr. Capper, Ms. Getz and Mr. Satin had a phone conference with a representative of Oppenheimer to discuss Parent’s revised, best and final offer to acquire the Company for $15.5 million, subject to the terms of the LOI.

On February 23, 2016, at the direction of the Company, a representative of Oppenheimer sent an e-mail to Ms. Getz advising of the Company’s specific requested changes to the LOI, including that the Company required a higher price per share than was included in the most recent LOI.

During the next several days, the parties continued to discuss and negotiate the terms of the LOI including the exclusivity and related expense reimbursement provisions. With respect to the purchase price, at the direction of the Company, representatives of Oppenheimer proposed reducing the amount paid to the holders of the Series C-1 Preferred Shares and increasing the purchase price to the holders of the Common Shares from $3.63 per Common Share to $4.05 per Common Share, with the total aggregate consideration remaining at $15.5 million.

On March 1, 2016, the Board held a meeting at which Mr. Capper provided an update regarding the proposed acquisition of the Company.

On March 4, 2016, Amy Covert, Vice President-Finance of Parent, Chelsea McGrath, Corporate Controller for Parent and Sean Milligan, Manager-SEC Reporting for Parent participated in a phone conference with Mr. Groff and Tom Maloney, Controller for the Company, wherein they discussed the Company’s accounting staff and processes.

On March 4, 2016, Mr. Ferola, sent a revised LOI to Woods Oviatt Gilman LLP (“Woods Oviatt”). In the revised LOI, Parent detailed a proposed aggregate consideration of $15.5 million dollars, comprised of all cash, with a price per Common Share of $4.05, as well as equivalent consideration for the Series A and Series B Preferred Shares on a post-converted basis. The proposed consideration to be paid for the Series C-1 Preferred Shares was less than the liquidation preference to which they were entitled under the terms thereof. After some discussions between counsel to Parent and the Company, the LOI was executed by all parties.

From March 7, 2016 through March 23, 2016, representatives of Parent and its advisors continued its due diligence review including multiple due diligence calls with representatives of the Company and its advisors.

During the week of March 7, 2016, Mr. Ferola, Greenberg Traurig (“GT”), counsel for Parent, and Woods Oviatt, participated in multiple telephone conferences regarding structuring the acquisition as a cash tender offer followed by a short-form merger. There was also discussion of the timing of the transaction and various other matters.

On March 8, 2016, Mr. Milligan participated in a conference call with Mr. Groff and Mr. Maloney, as well as the Company’s independent registered public accountants, Marcum, LLP (“Marcum”), to discuss the Company’s accounting work papers.

On March 11, 2016, Ms. Getz, Mr. Milligan and Mr. Groff participated in a call with the Company’s tax advisors to review certain tax matters including the Company’s IRS Section 382 Study.

On March 14, 2016, Mr. Milligan, Mr. Converse, Mr. Groff and Ernst & Young, advisor to Parent, met at the Company’s offices in Rochester, New York. The group discussed financial performance of the Company as well as projections, profit margins and backlog.

On March 15, 2016, GT sent a draft merger agreement and form support agreements to Woods Oviatt for their review and comment.

On March 20, 2016, the Company provided Parent with a draft of the Company disclosure schedules.

From March 15, 2016 through March 24, 2016, Mr. Ferola, GT and Woods Oviatt participated in multiple telephone conferences regarding the merger agreement and disclosure schedules. The discussions related to the reasoning behind certain provisions in the merger agreement including the expense reimbursement provisions, certain financial representations, the operation of the business prior to closing and the termination provisions. The parties also discussed and negotiated Parent’s offer to purchase the Company’s outstanding preferred shares.

During that same time, GT provided draft support agreements to certain common and preferred shareholders. GT received comments from Loeb Investors Company 147, LP (“Loeb”) and Merck Global Health Innovation Fund, LLC (“MGHIF”), which comments were discussed with Parent. With respect to the Series C-1 Preferred Shares, the support agreement included an agreement to tender the Series C-1 Preferred Shares for an offer price that was below the amount that would otherwise have been owed to the holders of Series-1 Preferred Shares under their Certificate of Designation upon consummation of the Offer.

On March 21, 2016, Mr. Ferola circulated a draft of the Merger Agreement together with other materials to Parent’s Board in advance of its March 24, 2016 Board Meeting.

On March 22 and 23, 2016, Ms. Covert, Mr. Milligan and Mr. Groff participated in several telephone conferences to discuss the Company’s capital structure in conjunction with the proposed transaction.

On March 24, 2016, Ms. Covert, Mr. Milligan and Mr. Groff participated in a phone conference to discuss deferred revenue and backlog.

On March 24, 2016, in the afternoon, Mr. Ferola participated in a phone conference with GT and Woods Oviatt to negotiate the final terms of the Merger Agreement particularly the circumstances under which the Company will reimburse Parent’s expenses upon termination and the $620,000 cap on reimbursable expenses. The terms of the Merger Agreement were agreed to the satisfaction of their clients.

Also on March 24, 2016, Parent finalized the terms of the Support Agreement with Loeb and MGHIF.

On March 24, 2016, at 5: 30 p.m. Eastern time, Parent’s Board convened to approve the Merger Agreement, Merger and related transactions. Mr. Ferola reviewed the key terms of the Merger Agreement, key diligence items and Offer timing and process. Following a lengthy discussion, Parent’s Board unanimously approved the Merger Agreement, the Merger and related transactions.

On March 25, 2016, at 9: 00 a.m. Eastern time, the Company’s Board of Directors held a meeting to discuss the final terms of the proposed transaction and proposed definitive Merger Agreement and related documents. In attendance at that meeting were members of VirtualScopics management and representatives of Oppenheimer and Woods Oviatt. Representatives of Woods Oviatt reviewed with the Board their fiduciary duties in the context of the proposed transaction, and then summarized the material terms of the proposed definitive Merger Agreement. After further discussion, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby were advisable and in the best interests of the Company and its stockholders, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL, including Section 251(h), resolved to recommend that the stockholders of the Company accept the Offer and tender their shares in the Offer, and took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Support Agreements.

At 11: 00 a.m. Eastern time on March 25, 2016 the parties executed the Merger Agreement and issued a joint press release announcing the transaction.

On April 8, 2016, Parent initiated the Offer.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between VirtualScopics and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement itself, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any financial or other factual information about VirtualScopics or BioTelemetry. In particular, the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of that agreement and as of specific dates, (2) were solely for the benefit of the parties to the Merger Agreement, (3) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts and (4) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by BioTelemetry or VirtualScopics. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about BioTelemetry or VirtualScopics and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before April 8, 2016. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described Section 15 — “Conditions to the Offer”. Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in Section 15 — “Conditions to the Offer”, the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, accept for payment, irrevocably deposit all requisite funds with the Depositary and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer, such that Purchaser becomes irrevocably obligated to purchase pursuant to the Offer all such Shares on or as promptly as practicable after the Expiration Date. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on or within three business days of the Expiration Date unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to herein as the “Acceptance Time.”

Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that VirtualScopics’ prior written approval is required for Parent and Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Common Offer Price, Series A Offer Price, Series B Offer Price or Series C-1 Offer Price;

•	waive, amend or modify the Minimum Tender Condition;

•	impose any additions to the Offer Conditions or amend, modify or supplement any of the Offer Conditions in any manner adverse to the holders of Shares;

•	except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date, or time of, the Offer;

•	change the all-cash form of consideration payable in the Offer; or

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	If, at the scheduled expiration date, any of the Offer Conditions has not been satisfied or waived, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive increments of not more than five business days each (or such longer period as Parent, Purchaser and the Company may agree) until such time as such Offer Conditions shall have been satisfied or waived.

•	Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

However, in no event is Purchaser required to extend the Offer beyond the Outside Date (as defined below) or permitted to extend the Offer beyond the Outside Date without VirtualScopics’ consent.

Board of Directors and Officers. Under the Merger Agreement, the board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the member or members of the board of directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation at and immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into VirtualScopics, and the separate existence of Purchaser will cease, and VirtualScopics will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and VirtualScopics have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of VirtualScopics’ stockholders in accordance with Section 251(h) of the DGCL.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated to be in a form of the Certificate of Incorporation of Purchaser. The bylaws of Purchaser immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser must have accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and shall have irrevocably deposited with the Depository all of the funds as contemplated by the Merger Agreement; and

•	No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary preliminary or permanent) or other legal prohibition that restrains, enjoins or otherwise prohibits consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares owned by (i) the Company, Parent, Purchaser or any subsidiary of Parent, which Shares will be canceled and will cease to exist, (ii) any subsidiary of VirtualScopics, which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted at the Effective Time into the right to receive the applicable Merger Consideration, subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the applicable Merger Consideration, without interest, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards.

Pursuant to the Merger Agreement, at the Effective Time:

•	Each VirtualScopics stock option, whether vested or unvested, shall become fully exercisable and may be exercised immediately prior to the Effective Time. To the extent not exercised prior to the Effective Time, then immediately prior to the Effective Time, each VirtualScopics stock option shall be canceled, with the holder of such stock option becoming entitled to receive an amount in cash equal to the product of (A) the positive excess, if any, of (1) the Common Merger Consideration over (2) the exercise price per Common Share then in effect in respect of such stock option, and (B) the aggregate number of Common Shares subject to such stock option immediately prior to the Effective Time.

•	The effective Company Stock Plans (as defined in the Merger Agreement) will terminate.

Representations and Warranties. In the Merger Agreement, VirtualScopics has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capital structure;

•	required consents and approvals, and no violations of laws, organizational documents, or agreements;

•	financial statements and SEC filings;

•	the absence of certain changes;

•	the absence of litigation and undisclosed liabilities;

•	employees and employee benefit plans, including 401(K) and ERISA and certain related matters;

•	permits and licenses and compliance with laws;

•	state and federal takeover statutes;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property;

•	insurance;

•	material contracts;

•	customers and suppliers;

•	real property;

•	brokers’ fees and expenses;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	Rule 14d-10 matters; and

•	the opinion of its financial advisor.

Some of the representations and warranties in the Merger Agreement made by VirtualScopics are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect or occurrence that, when considered individually or in the aggregate, that has a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries. The definition of “Company Material Adverse Effect” excludes the following changes, events, effects or occurrences, to the extent they result from or arise in connection therefrom, whether individually or in the aggregate, from constituting a Company Material Adverse Effect:

(i)	general economic conditions in the industries in which the Company and the Company Subsidiaries operate;

(ii)	economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes in respect of securities), in each case in the United States or elsewhere in the world;

(iii)	any change or prospective change in applicable Law or GAAP (or the interpretation or enforcement thereof);

(iv)	geopolitical conditions, the outbreak of hostilities, any acts of war, civil insurrection, sabotage or terrorism, or any escalation or worsening of any such hostilities, acts of war, civil insurrection, sabotage or terrorism

(v)	any hurricane, tornado, flood, tsunami, seismic, tectonic or volcanic event, or other natural or man-made disaster or force majeure events;

(vi)	any failure, in and of itself, by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period;

(vii)	the announcement, pendency or performance of the Merger and the other transactions contemplated by the Merger Agreement, including any stockholder (direct claim or derivative claim) Proceeding in respect of the Company’s decision, method or process to sell control of itself or any proceeding otherwise in respect of the Merger Agreement, and actions required by the covenants contained thereby and any loss of or change in any relationship with any customer, supplier, vendor, contact counterparty or other business partner, or the departure, cessation of employment, termination or resignation of any employee or officer of the Company and the Company Subsidiaries, to the extent resulting from or arising out of or in connection with such announcement, pendency or performance;

(viii)	any action taken (or any action not taken) by the Company and the Company Subsidiaries at Parent’s written request or with Parent’s written consent, and

(ix)	the identity of, or any facts or circumstances relating to, Parent, Purchaser or their respective affiliates or any breach, violation or non-performance by Parent or Purchaser of any of their obligations under this Agreement.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to VirtualScopics with respect to:

•	corporate matters, such as organization, organizational documents, standing, and qualification;

•	corporate authority

•	brokers and finders;

•	capitalization of Purchaser;

•	litigation matters;

•	ownership of securities of VirtualScopics and absence of certain relationships with VirtualScopics;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9; and

•	available funds.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect, event, fact, development or occurrence that prevents or materially delays the performance by Parent or Purchaser of, or has a material adverse effect on the ability of Parent or Purchaser to perform, its obligations under this Merger Agreement in any material respect.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. VirtualScopics has agreed that, from the date of the Merger Agreement until the Effective Time, except as disclosed prior to execution of the Merger Agreement in VirtualScopics’ confidential disclosure letter or otherwise specifically permitted or required by the Merger Agreement, required by applicable law or consented to in writing by Parent, VirtualScopics will, and will cause each Company Subsidiary to conduct its business in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all Authorizations, (iii) maintain all leases and all personal property (reasonable wear and tear excepted) that are material to the Company and the Company Subsidiaries, taken as a whole, used by the Company and the Company Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties), (iv) keep available the services of its officers and employees and (v) preserve its present relationships with those with whom it has material business dealings.

VirtualScopics has further agreed that, from the date of the Merger Agreement until the Effective Time, except as disclosed prior to execution of the Merger Agreement in VirtualScopics’ confidential disclosure letter or otherwise specifically permitted or required by the Merger Agreement or required by applicable law, VirtualScopics will not, and will not permit any Company Subsidiary to do any of the following without the prior written consent of Parent:

•	adopt any amendments to its charter or bylaws or, in the case of any Company Subsidiary that is not a corporation, similar applicable organizational documents;

•	issue, grant, deliver or sell any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire such shares, any Voting Company Debt or any other rights that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of Company Stock;

•

acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or any Company Subsidiary);

•	except as required by applicable Law or by the terms of certain Benefit Plans or Benefit Agreements, (i) grant or provide any severance or termination payments or benefits to any director, officer, independent contractor or employee of the Company or any Company Subsidiary other than in the ordinary course of business consistent with past practice for any employee of the Company below the level of vice president, (ii) increase or agree to increase the compensation or employee benefits of, or make any new equity awards to, any such individual, except for increases in base salary, annual target incentive compensation (excluding equity-based compensation) or employee benefits in the ordinary course of business consistent with past practice in connection with the promotion of any employee of the Company below the level of vice president; (iii) establish, adopt, terminate, accelerate benefits under or materially amend any Benefit Plan or Benefit Agreement (or any arrangement that would be a Benefit Plan or Benefit Agreement if in effect on the date hereof) or any collective bargaining agreement; or (iv) hire or terminate the employment (other than for cause) of any vice president-level employee or above of the Company or any Company Subsidiary;

•	sell, transfer, lease, sublease, license (other than licenses granted in the ordinary course of business consistent with past practice), mortgage, encumber or otherwise dispose of or purchase or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), other than Permitted Liens, any of its material properties or assets with a fair market value in excess of $25,000 individually or $100,000 in the aggregate to any Person, except in the ordinary course of business consistent with past practice pursuant to Contracts in force at the date of this Agreement;

•	(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person (except for short-term borrowings incurred in the ordinary course of business, including under the Company’s revolving credit facility as in effect on the date of this Agreement), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any Company Subsidiary or any acquisition not in violation of the Merger Agreement;

•	(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by a Company Subsidiary to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or options, warrants, convertible or exchangeable securities, stock-based units (performance based or otherwise) or other rights to acquire any such shares of capital stock;

•	make any material changes with respect to financial accounting policies or procedures;

•	other than in accordance with the Company’s capital expenditure budget, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $100,000;

•	(i) except as required by law, make or change any material tax election, change any annual tax accounting period, adopt or materially change any method of tax accounting, file any material amended tax return or enter into any material closing agreement, settle any material tax claim or assessment or surrender any right to claim a material tax refund, offset or other material reduction in tax liability or, (ii) except as required by law or in the ordinary course of business, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•

(i) enter into any Contract which would have been a Company Material Contract if entered into prior to the date hereof, (ii) amend or terminate any Company Material Contract in any material respect, or

(iii) waive or grant any release or relinquishment of any material rights under, or renew, any such Company Material Contract, in each case;

•	settle, or offer or propose to settle, (i) any Proceeding involving or against the Company or any of the Company Subsidiaries that is material to the Company and the Company Subsidiaries that is material to the Company and the Company Subsidiaries, taken as a whole, or (ii) any stockholder litigation or dispute against the Company or any of its officers or directors that relates to this Agreement, the Support Agreements or the Transactions; and

•	terminate, permit to lapse without replacing such policy with comparable coverage, or amend or cancel any material insurance policy.

Access to Information. From and after the date of the Merger Agreement and prior to the Acceptance time, subject to the requirements of applicable law, VirtualScopics has agreed to, and to cause its subsidiaries to, provide Parent, Purchaser and their authorized representatives reasonable access (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiaries) to all of their respective properties, books, records and Contracts and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as practicable, to Parent all information concerning its business, assets, liabilities and personnel as Parent reasonably may request.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of VirtualScopics’ current and former directors, officers, employees and agents, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all provisions relating to exculpation from liabilities and all rights to advancement of expenses for acts or omissions occurring prior to the Effective Time as provided in the certificate of incorporation or bylaws of VirtualScopics or any of its subsidiaries or any indemnification agreement between such indemnified party and the Company or any of the Company Subsidiaries in effect as of the date of the Merger Agreement shall remain in effect. Parent has also agreed to cause the Surviving Corporation to indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each indemnitee against losses and expenses (including advancement of reasonable attorneys’ fees and expenses) in connection with any proceeding arising out of or pertaining to the fact that such indemnitee is or was a director, officer, employee or agent of VirtualScopics or its subsidiaries at or prior to the Effective Time, or the Merger Agreement and any of the transactions contemplated thereby.

Prior to the Effective Time, VirtualScopics shall (and if VirtualScopics fails to do so Parent shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay the premium for the extension of VirtualScopics’ directors’ and officers’ liability insurance policy for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance with terms and conditions that are at least as favorable as VirtualScopics’ existing policies with respect to any acts or omissions occurring at or prior to the Effective Time. If VirtualScopics and the surviving corporation fail to obtain such policy, Parent shall cause the surviving corporation to continue to maintain in effect for a period of at least six years, VirtualScopics’ existing directors’ and officers’ liability insurance policies; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 250% of the annual premium currently paid by VirtualScopics.

Reasonable Best Efforts. Each of VirtualScopics, Parent and Purchaser has agreed to use their respective reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by the Merger Agreement to be consummated as soon as practicable. Each of VirtualScopics, Parent and Purchaser has agreed to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any Transaction or this Agreement or the Merger Agreement, and (ii) if any Takeover Law becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable upon the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law on the Transactions.

Employee Matters. The Surviving Corporation shall provide or cause to be provided to each employee of the Company and each Company Subsidiary who continues as an employee of the Surviving Corporation or Parent or any of their respective subsidiaries following the Merger Closing Date (a “Continuing Employee”), for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or (i) the six month anniversary of the Merger Closing Date, (x) a base wage or salary that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, and (y) bonus opportunity and employee benefits (excluding defined benefit plans and/or equity compensation plans) in the aggregate that are either substantially the same as the Continuing Employee’s incentive compensation and employee benefits immediately prior to the Effective Time or substantially comparable to those provided to similarly situated employees of Parent and its subsidiaries.

Parent has also agreed that, with respect to any welfare plan maintained by Parent or its subsidiaries in which the Continuing Employees are eligible to participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to take commercially reasonable efforts to (i) waive all limitations as to subject to any limitations provided under applicable Law and/or insurance contract, preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Continuing Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

The Surviving Corporation or Parent shall have the ability to amend, modify or terminate any Company Benefit Plan (including to change the entities who administer such Company Benefit Plans, or the manner in which such Company Benefit Plans are administered) or any other plan made available to the Continuing Employees or to terminate any person’s employment at any time and for any reason.

No Solicitation. VirtualScopics has agreed to, and to cause its Company Subsidiaries and Representatives to, (i) immediately cease all discussions and negotiations regarding any proposal pending that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal and (ii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. In addition, VirtualScopics has agreed that it will not, and will cause its Company Subsidiaries and Representatives not to:

(i)	directly or indirectly solicit, initiate or knowingly facilitate or encourage the submission to the Company of any Company Takeover Proposal or any inquiry relating thereto;

(ii)	enter into any agreement, contractual arrangement or understanding with respect to any Company Takeover Proposal; or

(iii)	participate in any discussions or negotiations regarding, furnish to any Person any non-public information with respect to or in connection with, or take any other action intended to facilitate or encourage the submission to the Company of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.

VirtualScopics has also agreed that it will not, and will not permit its Company Subsidiaries and Representatives to, (i) except in connection with a termination of the Merger Agreement pursuant to its terms, in the case of a Superior Company Proposal (provided that VirtualScopics has complied with the applicable provisions of the Merger Agreement), waive the provisions of, opt out of, or take any action to render inapplicable to any Company Takeover Proposal or any Person (other than Parent, Purchaser or any of their affiliates) the provisions of, any Takeover Law, or (ii) fail to enforce, or grant any waiver or release under, any standstill or similar agreement in effect with respect to any capital stock of VirtualScopics or any of its Company Subsidiaries. Notwithstanding the above limitations, if VirtualScopics receives prior to the Acceptance Time a Company Takeover Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement and that the board of directors of VirtualScopics determines, in good faith, After Consultation, constitutes or could reasonably be expected to lead to a Superior Company Proposal and, After Consultation, that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law, VirtualScopics may take the following actions:

•	furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information with respect to VirtualScopics to the third party making such Company Takeover Proposal (provided, that VirtualScopics provides to Parent any nonpublic information that was not previously furnished to Parent not later than 24 hours after the time such information is first provided or made available to such Person, in accordance with the terms of the Confidentiality Agreement (as defined below), any non-public information furnished to such other Person which was not previously furnished or made available to Parent, except to the extent providing Parent with such information would violate applicable Law); and

•	participate in discussions or negotiations with the Person and its Representatives making such Company Takeover Proposal regarding such Company Takeover Proposal.

VirtualScopics is required to promptly, and in no event later than 24 hours after receipt, notify Parent in writing after receipt of any Company Takeover Proposal, which notice shall include the identity of the Person making such Company Takeover Proposal and the material terms thereof. VirtualScopics shall keep Parent reasonably informed of the status of any Company Takeover Proposal, including promptly informing Parent of any change to the material terms or conditions thereof.

“Company Takeover Proposal” means:

•	any inquiry, proposal or offer submitted to the Company or all of the holders of Company Common Stock by any Person or group (other than Parent, Purchaser or any of their affiliates) contemplating or providing for any direct or indirect acquisition or purchase, in a single transaction or in a series of related transactions, of (A) 35% or more (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole or (B) 35% or more of the aggregate voting power of the outstanding capital stock of the Company; or

•	any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, business reorganization, liquidation, dissolution, binding share exchange or similar extraordinary transaction involving the Company that, if consummated, would result in any Person or group (or the shareholders of any Person) owning, directly or indirectly, 35% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Offer, the Merger and the other Transactions.

“Superior Company Proposal” means any bona fide unsolicited written Company Takeover Proposal that, if consummated, would result in any Person or “group” (as such term is defined in Section 13(d) of the Exchange Act), or the stockholders or equivalent equity owners of any such Person, owning, directly or indirectly, (i) 75% or more of the aggregate voting power of the outstanding capital stock of the Company or (ii) 75% or more (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, (A) upon terms and conditions which the Company Board determines, in good faith, After Consultation, is more favorable to the holders of Company Common Stock, from a financial point of view, than the applicable Offer Price and Merger Consideration, taking into account all the material terms and conditions of such proposal and any binding amendments or modifications to the Merger Agreement and, as applicable, the other Transaction documents as may be proposed by Parent in response to such Company Takeover Proposal pursuant to clause (x) of subsection (B) of Section 5.2(f) of the Merger Agreement and (B) that is reasonably likely to be consummated in accordance with its terms, after taking into account all financial and material regulatory, legal and other aspects of such proposal and the Person or group making such proposal.

“Acceptable Confidentiality Agreement” means a customary confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement dated June 11, 2015 between the Company and Parent (the “Confidentiality Agreement”); provided, however, that such confidentiality and standstill agreement may omit or contain provisions that are less favorable to the Company than those contained in the Confidentiality Agreement if, and only if, simultaneously with the execution and delivery thereof by the Company the Confidentiality Agreement is correspondingly amended.

Changes of Recommendation. As described above, and subject to the provisions described below, the board of directors of VirtualScopics has determined to recommend that the stockholders of VirtualScopics accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Recommendation.” VirtualScopics’ board of directors also agreed to include the Company Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, the board of directors of VirtualScopics shall not:

(i)	fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereof or, if any Company Takeover Proposal has been made, fail to reaffirm the Company Board Recommendation upon request of Parent within five (5) business days after Parent requests such reaffirmation;

(ii)	approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action;

(iii)	withdraw or modify in a manner adverse to Parent or Purchaser, or propose publicly to withdraw or modify in a manner adverse to Parent or Purchaser, the Company Recommendation; or

(iv)	approve, adopt or recommend, or propose publicly to approve, adopt or recommend, or permit the Company or any Company Subsidiary to enter into any letter of intent, memorandum of understanding, agreement-in-principle, acquisition agreement, merger agreement, business combination agreement, recapitalization agreement, business reorganization agreement or other similar agreement relating to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into under the circumstances set forth in the Merger Agreement, or resolve, agree or publicly propose to take any such action.

However, prior to the Acceptance Time the VirtualScopics Board may make an Adverse Recommendation Change or terminate the Merger Agreement if (A) at least three business days prior to any intended meeting of the VirtualScopics Board at which the VirtualScopics Board shall consider and determine whether to make such Adverse Recommendation Change or terminate the Merger Agreement, VirtualScopics provides Parent with written notice of the date and time of such board meeting which notice contains:

(i)	if the action being considered is a Superior Company Proposal, a copy of the most current version of the proposed agreement providing for such Superior Company Proposal and the identity of the Person(s) making the Superior Company Proposal; or

(ii)	if the action being considered is an Intervening Event, a reasonably detailed description of the facts and circumstances constituting such Intervening Event, and the reasons why an Adverse Recommendation Change or termination of the Merger Agreement is being considered by VirtualScopics Board; and

(B) Parent has not delivered in writing to VirtualScopics, within three business days after its receipt of the aforementioned notice of VirtualScopics Board meeting, a binding proposal to amend or modify the Merger Agreement and, as applicable, all other Transaction documents that:

(i)

in the case of any action being considered in response to a Superior Company Proposal, and giving effect to such amendments and modifications proposed by Parent, the VirtualScopics Board determines, in good faith, After Consultation, that the Superior Company Proposal no longer constitutes the same (it being hereby understood and agreed that any material amendment to the financial or other material terms of such Superior Company Proposal shall require VirtualScopics to deliver to Parent and Merger Sub a new written notice as described in (A) above and upon receipt thereof Parent shall have a new two (rather than three) business day period to submit to VirtualScopics a binding proposal to amend or modify the Merger Agreement); or

(ii)	in the case of any action being considered in respect of an Intervening Event, and giving effect to such amendments and modifications proposed by Parent, the VirtualScopics Board determines, in good faith, After Consultation, that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.

During any such three or two business day period referred to above, VirtualScopics shall, and shall use its reasonable efforts to cause its Representatives to, negotiate in good faith with Parent with respect to any binding amendments and modifications proposed by Parent to the terms of the Merger Agreement.

“Intervening Event” means any change, effect, event or occurrence arising after the date of the Merger Agreement that is material to the Company and the Company Subsidiaries, taken as a whole, and that was not known or reasonably foreseeable by the Company Board as of the date of the Merger Agreement, other than (i) changes in the market price of or trading volume in the shares of Company Common Stock (it being agreed and understood, however, that the underlying reasons for such changes may be taken into account to determine whether there has occurred an Intervening Event), (ii) a Company Takeover Proposal, or (iii) the fact that, in and of itself, the Company’s performance exceeds any internal, published industry or street analyst estimates, projections or forecasts of revenues, earnings, cash flows or earnings before interest, taxes, depreciation and amortization (it being agreed and understood, however, that the underlying reasons for such changes may be taken into account to determine whether there has occurred an Intervening Event).

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent, Purchaser and VirtualScopics;

(ii)	by either Parent or VirtualScopics:

(a)	if the Acceptance Time has not occurred on or before June 15, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under such provision shall not be available to a party if the failure to consummate the Offer is the result of a material breach of this Agreement by such party; or

(b)	if any Legal Restraint permanently preventing or prohibiting consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate Merger Agreement pursuant to this clause shall have complied with its obligations under the Merger Agreement with respect to any such Legal Restrain;

(iii)	by Parent, prior to the Acceptance Time, if the Company shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of any Offer Conditions and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the Outside Date; provided that Parent and Purchaser are not then in material breach of any representation, warranty or covenant contained in this Agreement;

(iv)	by Parent, prior to the Acceptance Time, if an Adverse Recommendation Change has been made;

(v)	by the Company, if Parent or Purchaser shall have breached or failed to perform any of its representations, warranties or covenants contained in the Purchaser, which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Purchaser of such breach and (y) the Outside Date; provided that the Company is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement; and

(vi)	by the Company in order to enter into a definitive agreement with respect to a Superior Proposal concurrently with such termination, only pursuant to and in accordance with the “ — Changes of Recommendation” above, including the payment of the Termination Fee (as defined below) (a “Superior Proposal Termination”).

Effect of Termination. If the Merger Agreement is terminated, it will become void and of no effect, with no liability on the part of Parent, Purchaser, or VirtualScopics, provided that no such termination shall relieve any party of any liability or damages to the other party to the Merger Agreement, which the parties acknowledge and agree shall include any damages incurred by the VirtualScopics’ stockholders, resulting from fraud or any willful and material breach of the Merger Agreement. However, certain provisions of the Merger Agreement will survive any such termination, including, among others, the fees and expenses provisions of the Merger Agreement.

Expense Reimbursement. VirtualScopics has agreed to pay and reimburse Parent and Merger Sub for all costs and expenses incurred by Parent and Purchaser related to the Offer, including costs related to due diligence, preparation and negotiation of the Merger Agreement and costs related to the Offer Documents (the “Expense Reimbursement”), provided that such Expense Reimbursement shall not exceed $620,000 in the aggregate, in the event that:

•	VirtualScopics terminates the Merger Agreement in order to accept a Superior Proposal;

•	Parent terminates the Merger Agreement pursuant to an Adverse Recommendation Change Termination; or

•	(i) a Company Takeover Proposal shall have been publicly announced or otherwise becomes publicly known after the date of the Merger Agreement and such Company Takeover Proposal is not subsequently withdraw, and thereafter (ii) Either Parent or VirtualScopics terminates the Merger Agreement pursuant to an Outside Date Termination, or Parent terminates the Merger Agreement pursuant to a Company breach and (iii) VirtualScopics enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Company Takeover Proposal within 12 months of such termination.

In the event Parent receives an Expense Reimbursement, it will be deemed to be liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which such Expense Reimbursement is payable by or on behalf of the Company for the efforts and resources expended and the opportunities foregone by Parent and Purchaser while negotiating the Merger Agreement and in reliance on this Agreement and on the expectation of the consummation of the Offer, the Merger and the other Transactions, which amount otherwise would be impossible to quantify or calculate with precision.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Support Agreements

Concurrently with the execution of the Merger Agreement, each of Loeb and MGHIF (together the “Supporting Stockholders”) entered into a tender and support agreement with Parent and Purchaser (such Support Agreement with Loeb being herein referred to as the “Loeb Support Agreement”, such Support Agreement with MGHIF being herein referred to as the “MGHIF Support Agreement”, and such Support Agreements together being herein collectively referred to as the “Support Agreements”). Pursuant to the Support Agreements, Loeb has agreed to tender its Common Shares in the Offer (the “Subject Common Shares”) and MGHIF has agreed to tender its Series C-1 Preferred Shares (the “Subject C-1 Preferred Shares”, and together with the Subject Common Shares, the “Subject Shares”) in the Offer.

The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreements, which are incorporated herein by reference. We have filed a copy of the Support Agreements as exhibits to the Schedule TO. Stockholders and other interested parties should read the Support Agreements in their entirety for a more complete description of the provisions summarized below.

Pursuant to the Loeb Support Agreement, Loeb agreed to tender 492,031 Common Shares in the Offer, or approximately 16.3% of the voting power of the Shares on March 24, 2016. Pursuant to the MGHIF Support Agreement, MGHIF agreed to tender 3,000 Series C-1 Preferred Shares in the Offer, representing approximately 4.1% of the voting power of the Shares and 100% of the Series C-1 Preferred Shares outstanding, in each case as of March 24, 2016.

Each of the Supporting Stockholders has agreed (i) to promptly validly tender (or cause to be validly tendered) into the Offer all of its respective outstanding Subject Shares and (ii) if the Supporting Stockholders acquire beneficial ownership of any additional outstanding Shares during the period from March 25, 2016 through the date upon which the Support Agreements terminate in accordance with their terms (the “Support Period”), to promptly and validly tender (or cause to be validly tendered) into the Offer such additional Shares (in each case, subject to certain exceptions, free and clear of any liens or restrictions). Each of the Supporting Stockholders has also agreed not to withdraw his or her Shares from the Offer at any time unless the Support Agreement has been terminated as described below.

In addition, each of the Supporting Stockholders has agreed, during the Support Period, to vote (or cause to be voted) any outstanding Shares they beneficially own (i) in favor or the Merger and the Merger Agreement and (ii) against approval of any (x) Company Takeover Proposal (as defined in the Merger Agreement), (y) reorganization, recapitalization, dissolution, liquidation or winding-up of VirtualScopics or any other extraordinary transaction involving VirtualScopics (other than the Merger) or (z) corporate action the consummation of which would prevent or materially delay the consummation, of any of the transactions contemplated by the Support Agreement and the Merger Agreement. In addition, MGHIF has agreed (i) during the Support Period, to vote any outstanding Series C-1 Preferred Shares it beneficially owns in favor of any amendment to the VirtualScopics’ certificate of incorporation, including the Certificate of Designation effected or deemed to be effected in connection with the Merger, (ii) not to treat the Merger, the Offer or the other transactions contemplated by the Merger Agreement as a “Deemed Liquidation Event” (as defined in the Series C-1 Certificate of Designation), and (iii) agreed to take all action reasonably requested in writing by VirtualScopics so that, as of the Effective Time, warrants to purchase 136,132 Common Shares that are “out-of the money” shall, by virtue of the Merger, and without any action on the part of Parent, Purchaser, VirtualScopics or Loeb, automatically be cancelled and terminated and cease to exist and no consideration shall be delivered or deliverable in exchange therefor. Each of the Supporting Stockholders has granted an irrevocable proxy to Parent to vote, express consent or dissent, or otherwise utilize such voting power in the manner described in this paragraph as Parent or its proxy or substitute deems, in Parent’s sole discretion, proper with respect to such Subject Shares.

The Support Agreements, and all rights and obligations of Parent, Purchaser and the Supporting Stockholders under the Support Agreements, except for certain customary provisions that survive termination, will terminate on the earliest of:

•	the effective time of the Merger;

•	the termination of the Merger Agreement in accordance with its terms;

•	any Adverse Recommendation Change (as defined in the Merger Agreement) made in accordance with the Merger Agreement;

•	the acquisition by Parent of all of the outstanding Shares or Series C-1 Preferred Shares, as the case may be, beneficially owned by such Supporting Stockholder, whether pursuant to the Offer or otherwise; or

•	the entry, without the prior written consent of such Supporting Stockholder, into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that reduces the amount, changes the form or otherwise adversely effects the consideration payable to the Supporting Stockholder under the Merger Agreement as in effect on the date hereof.

12.	Purpose of the Offer; Plans for VirtualScopics.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire all of the equity interests in VirtualScopics. The Offer, as the first step in the acquisition of VirtualScopics, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in VirtualScopics or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in VirtualScopics. Similarly, after selling your Shares in the Offer or after giving effect to the subsequent Merger, you will not bear the risk of any decrease in the value of VirtualScopics.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of VirtualScopics before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger of the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of VirtualScopics in accordance with Section 251(h) of the DGCL.

Plans for VirtualScopics. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management and board of directors of VirtualScopics shortly thereafter. Parent and Purchaser are conducting a detailed review of VirtualScopics and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of VirtualScopics during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of VirtualScopics’ business, operations, capitalization and management with a view to optimizing development of VirtualScopics’ potential in conjunction with VirtualScopics’ and Parent’s existing businesses.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for VirtualScopics,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving VirtualScopics (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of VirtualScopics, (iii) any material change in VirtualScopics’ capitalization or dividend policy, (iv) any other material change in VirtualScopics’ corporate structure or business, (v) changes to the management or board of directors of VirtualScopics, (vi) a class of securities of VirtualScopics being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of VirtualScopics being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser and Parent, except as set forth in this Offer to Purchase, including Section 11 — “The Merger Agreement; Other Agreements,” and as will be set forth in the Schedule 14D-9, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of VirtualScopics, on the one hand, and Parent, Purchaser or VirtualScopics, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of VirtualScopics entering into any such agreement, arrangement or understanding. As set forth in this Offer to Purchase, including Section 11 — “The Merger Agreement; Other Agreements,” and as will be set forth in the Schedule 14D-9, certain members of VirtualScopics’ current management team may enter into new employment arrangements with VirtualScopics and Parent before the completion of the Offer and the Merger, which will not become effective until the Offer Closing, if at all.

In addition, it is possible that certain other members of VirtualScopics’ current management team will enter into new employment arrangements with VirtualScopics and/or Parent after the completion of the Offer and the Merger.

The board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the member or members of the board of directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation at and immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Common Shares are currently listed on the NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Common Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause VirtualScopics to delist the Shares from the NASDAQ.

Margin Regulations. The Common Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Common Shares and stock quotations, it is possible that, following the Offer, the Common Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of VirtualScopics to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by VirtualScopics to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to VirtualScopics, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of VirtualScopics and persons holding “restricted securities” of VirtualScopics to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause VirtualScopics to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, VirtualScopics will not declare, set aside or pay any dividends on, or make or pay any dividend or other distributions (whether in cash, stock or property) in respect of, any shares of any VirtualScopics capital stock (other than dividends that are required to be paid on the Series B Preferred Shares).

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Merger Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, if the following conditions have not been satisfied or waived:

•	the Minimum Tender Condition (as described below);

•	the absence of any Company Material Adverse Effect (as described below);

•	the absence of any Legal Restraints (as described below);

•	the accuracy of the representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement;

•	the performance by VirtualScopics in all material respects of all obligations to be performed by it under the Merger Agreement;

•	the Termination Condition (as described below); and

•	that Purchaser shall have received a certificate from VirtualScopics, dated the Expiration Date and signed by its chief executive officer or chief financial officer, to the effect that the representations and warranties made by VirtualScopics in the Merger Agreement are accurate, there are no Legal Restraints in effect against VirtualScopics and VirtualScopics has performed in all material respects all obligations to be performed by it under the Merger Agreement.

The “Minimum Tender Condition” requires that the number of Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer on or prior to 5: 00 p.m., New York City time, on May 9, 2016 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), represents (i) at least a majority of the voting power of the Common Shares and the Preferred Shares (voting on an as converted to Common Shares basis), as if voting together as a single class, and (ii) at least a majority of the outstanding Series C-1 Shares.

A “Company Material Adverse Effect” means any change, event, effect or occurrence that, when considered individually or in the aggregate, is or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement).

A “Legal Restraint” means any temporary or permanent judgment issued by any governmental entity of competent jurisdiction or law or other legal restraint or prohibition.

The “Termination Condition” means the absence of a termination of the Merger Agreement in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable law (including rules and regulations of the SEC), may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). However, without the consent of VirtualScopics, we are not permitted to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition, (iv) impose any additions to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner that is adverse to the holders of Shares, (v) terminate, extend or otherwise modify the Expiration Date of the Offer (except as required or permitted by the Merger Agreement), (vi) change the all-cash form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of the Shares.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by VirtualScopics with the SEC and other information concerning VirtualScopics, we are not aware of any governmental license or regulatory permit that appears to be material to VirtualScopics’ business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to VirtualScopics’ business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. VirtualScopics is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” VirtualScopics’ board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

VirtualScopics, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of VirtualScopics (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. If the Offer is consummated, we do not anticipate seeking the approval of VirtualScopics’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares owned by such corporation, the acquiring entity and any person that owns the acquiring entity, and any subsidiary of the foregoing), the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the percentage of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the Acceptance Time, without a vote of VirtualScopics stockholders, in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to VirtualScopics a written demand for appraisal of Shares held, which demand must reasonably inform VirtualScopics of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the applicable Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the depositary and paying agent (the “Depositary”) in connection with the Offer and Merger. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any U.S. state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such state to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. VirtualScopics has advised Purchaser that it will file no later than April 8, 2016 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of VirtualScopics’ board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning VirtualScopics” above.

BioTelemetry Research Acquisition Corporation

April 8, 2016

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of March 23, 2016. The current business address of each person is c/o BioTelemetry, Inc., and the business telephone number is (610) 729-7000.

Name	Age	Citizenship	Position
Joseph H. Capper	52	U.S.	Class I Director, President and Chief Executive Officer
Joseph A. Frick	63	U.S.	Class I Director
Anthony J. Conti	67	U.S.	Class II Director
Kirk E. Gorman	65	U.S.	Class II Director and Chairman
Rebecca W. Rimel	64	U.S.	Class III Director
Robert J. Rubin, M.D.	70	U.S.	Class III Director
Heather C. Getz, CPA	41	U.S.	Senior Vice President, Chief Financial Officer
Peter Ferola	47	U.S.	Senior Vice President, Corporate Development, General Counsel, Secretary
Fred (Andy) Broadway III	46	U.S.	Senior Vice President, Sales and Marketing
Daniel Wisniewski	52	U.S.	Senior Vice President, Technical Operations
George Hrenko	53	U.S.	Senior Vice President, Human Resources and Organizational Excellence

Members of the Board of Directors of Parent

Joseph H. Capper has been BioTelemetry’s President and Chief Executive Officer and a member of its Board of Directors since 2010. Prior to joining BioTelemetry, Mr. Capper served as President, Chief Executive Officer and a member of the Board of Directors of Home Diagnostics, Inc. (NASDAQ: HDIX), a leading developer, manufacturer and marketer of diabetes management products, which he joined in 2009. Prior to joining Home Diagnostics, from 2002 to 2009, Mr. Capper was President and Chief Executive Officer of CCS Medical Inc., a private company that is a leading provider of medical supplies in diabetes, wound care, respiratory and other therapeutic categories. Earlier in his career, Mr. Capper spent nine years with Bayer Corporation, ultimately becoming National Sales Director of the Diabetic Products Division. Mr. Capper also served in the U.S. Navy as a combat aviator and subsequently as a Congressional Liaison. Mr. Capper received an undergraduate degree in Accounting from West Chester University and a Master of Business Administration degree in International Finance from George Washington University.

Joseph A. Frick joined BioTelemetry’s Board of Directors in 2013. He joined Independence Blue Cross in 1993, serving various roles including Senior Vice President of Human Resources, until 2005 when he became President and Chief Executive Officer. Mr. Frick retired as President and Chief Executive Officer of Independence Blue Cross in 2010, but continues to serve as its Vice Chairman of the Board, Chair of the Strategic Initiatives Committee and a member of its Executive Committee. In addition to his continuing role with Independence Blue Cross, Mr. Frick serves as Executive Vice Chairman and Managing Partner of Diversified Search. He Chairman of the Board for the Colon Cancer Alliance and is on the board of directors of Triple S Management Corporation (NYSE: GTS) and Perelman School of Medicine at The University of Pennsylvania. Mr. Frick also serves as a member of the PNC Bank Regional Advisory Board. He holds a Bachelors of Arts degree in Liberal Arts from the University of Notre Dame and a Master of Business Administration in Management from Loyola College.

Anthony J. Conti joined BioTelemetry’s Board of Directors in 2012, and serves as the Chairman of its Audit Committee. He joined Coopers and Lybrand in 1973 and served a wide range of technology, utility and health services clients. He held a number of leadership roles with Coopers and Lybrand, and later with PricewaterhouseCoopers, after its merger with Price Waterhouse in 1998. Mr. Conti serves as the Chairman of the Audit Committee for Ametek, Inc., an electronic instrument and electromechanical device company. He previously served as Chairman of the Board of the World Affairs Council of Philadelphia until December of 2011, and now serves as Chairman Emeritus. He also served as a Member of the Board and Executive Committee of the United Way of Southeastern Pennsylvania. Mr. Conti holds a Bachelors of Arts degree in Economics from St. Joseph’s University and a Master of Business Administration degree from Temple University.

Kirk Gorman has been a member of BioTelemetry’s Board of Directors since 2008 and its Chairman since 2011. Mr. Gorman has served as the Executive Vice President, Chief Financial Officer of Thomas Jefferson University, an academic medical center in Philadelphia since June of 2014. Mr. Gorman served as the Executive Vice President, Chief Financial Officer of Jefferson Health System, a multiple-hospital system in Philadelphia, Pennsylvania from September 2003 to June 2014. Mr. Gorman has also been a member of the Board of Directors and Audit Committee of IASIS Healthcare LLC since February 2004. From April 1987 to March 2003, Mr. Gorman served as the Senior Vice President, Chief Financial Officer of Universal Health Services, Inc., a hospital management company and President, Chief Financial Officer and a member of the Board of Trustees of Universal Health Realty Income Trust, a real estate investment trust specializing in healthcare and human service related facilities. From June 2007 to October 2009, he also served on the board of Care Investment Trust, a real estate investment trust. Mr. Gorman previously served on the board of directors of Health Management Associates, Care Investment Trust and VIASYS Healthcare, Inc. Mr. Gorman received an undergraduate degree from Dartmouth College and a Master of Business Administration degree from the Amos Tuck School of Business.

Rebecca W. Rimel has been a member of BioTelemetry’s Board of Directors since 2009. Ms. Rimel has been President and Chief Executive Officer of The Pew Charitable Trusts since 1994. She joined The Pew Charitable Trusts in 1983 as Health Program Manager and has led the organization as Executive Director from 1988 through 1994. Ms. Rimel serves as a member of the Board of The Pew Charitable Trusts, and on the boards of directors of Deutsche Mutual Funds and Becton Dickenson & Company. Ms. Rimel received her Bachelor of Science from the University of Virginia School of Nursing, and earned a Master of Business Administration degree from James Madison University.

Robert J. Rubin, M.D. has been a member of BioTelemetry’s Board of Directors since 2007 and serves as the Chairman of our Nomination and Corporate Governance Committee. Dr. Rubin has been a Distinguished Professor of Medicine at Georgetown University since 2012. Prior to that, he was a Clinical Professor of Medicine at Georgetown University from 1995 to 2012. Throughout his career, Dr. Rubin has also served as President of several healthcare consulting companies, as Medical Director of ValueRx, a pharmaceutical benefits company, as Assistant Secretary for Planning and Evaluation at the Department of Health and Human Services and as an Assistant Surgeon General in the United States Public Health Service. Dr. Rubin serves as a member of the board of directors of Soligenix, Inc. He is a board certified nephrologist and internist. He received an undergraduate degree in Political Science from Williams College and an M.D. from Cornell University.

Parent Executive Officers

Joseph H. Capper was appointed President and Chief Executive Officer and a member of the Board of Directors of BioTelemetry in June 2010.

Heather C. Getz, CPA was appointed Senior Vice President and Chief Financial Officer in January 2010. Ms. Getz joined BioTelemetry in May 2009 as Vice President of Finance. From April 2008 to May 2009, Ms. Getz was Vice President of Finance at Alita Pharmaceuticals, Inc., a privately held specialty pharmaceutical company, where she was responsible for all areas of finance, accounting and information systems. Prior to joining Alita Pharmaceuticals, Inc., from March 2002 to April 2008, Ms. Getz held various financial leadership positions at VIASYS Healthcare Inc., a healthcare technology company acquired by Cardinal Health, Inc. in July 2007, including directing the company’s global financial planning, budgeting and analysis, and external reporting functions. From June 1997 to February 2002, Ms. Getz began her career at Sunoco, Inc., where she held various positions of increasing responsibility. Ms. Getz is a certified public accountant, and received her undergraduate degree in Accountancy and a Master of Business Administration degree from Villanova University.

Peter Ferola joined BioTelemetry in February 2011 as its Senior Vice President, Corporate Development and General Counsel, with over 20 years of progressive leadership experience in business management, legal affairs and corporate governance. From 2009 to 2011, Mr. Ferola served as Vice President, General Counsel and Secretary of Nipro Diagnostics, Inc. (formerly Home Diagnostics, Inc., NASDAQ: HDIX). Prior to joining Home Diagnostics, Mr. Ferola worked as a corporate and securities attorney with Greenberg Traurig, LLP and with Dilworth Paxson, LLP in Washington, D.C., focusing on mergers, acquisitions, public securities offerings and corporate governance matters. From 1989 to 2002, Mr. Ferola worked in executive management roles for an American Stock Exchange-listed company, most recently serving as Vice President — Administration and Corporate Secretary, overseeing the Company’s administrative functions, legal matters and investor relations. Mr. Ferola earned a Bachelor of Science and Juris Doctor degree from Nova Southeastern University and a Master of Laws in Securities and Financial Regulation from Georgetown University Law Center. Mr. Ferola has authored numerous articles on corporate and securities laws, with a particular focus on audit committees and regulations implemented in the wake of the Sarbanes-Oxley Act of 2002.

Fred (Andy) Broadway III joined BioTelemetry in June 2009 as its Vice President, Marketing, bringing 15 years of progressive leadership experience in sales and marketing, including extensive therapeutic knowledge in Cardiology and Neurology. In September 2012, Mr. Broadway was promoted to Senior Vice President, Marketing, and in January 2013, Mr. Broadway became BioTelemetry’s Senior Vice President, Sales and Marketing. Prior to joining BioTelemetry, from 2006 to June 2009, Mr. Broadway was Director of Marketing at Bristol-Myers Squibb, leading the commercialization launch efforts of a potential new therapy for the treatment of stroke prevention in atrial fibrillation. Earlier in his career, Mr. Broadway was on the marketing team at Pfizer, responsible for developing yearly and long term strategic plans, brand and portfolio positioning, asset life cycle development, and overseeing commercialization tactics for several leading brands. Mr. Broadway started his career with Sanofi Pharmaceuticals, where he held numerous positions of increasing responsibility including sales, marketing, and eventually leadership positions in both sales and marketing. Mr. Broadway received his undergraduate degree in Zoology from Auburn University.

Daniel Wisniewski joined BioTelemetry in December 2010 as its Senior Vice President, Operations, and is now serving as its Senior Vice President, Technical Operations. Mr. Wisniewski has over 20 years of experience in executive leadership, information systems, and operations. Most recently, from 2000 to 2010, Mr. Wisniewski served as Chief Information Officer with CCS Medical, Inc. As the Chief Information Officer, Mr. Wisniewski was responsible for developing a highly scalable patient centric operational infrastructure focused on compliance, growth and expense control within the healthcare industry. Prior to joining CCS Medical, Inc., Mr. Wisniewski held various roles within the nuclear and banking industries with increasing responsibilities in information systems and general management. Mr. Wisniewski began his career as an U.S. Navy Nuclear Trained Naval Officer. Mr. Wisniewski received his undergraduate degree in Electrical Engineering from Virginia Military Institute.

George Hrenko joined BioTelemetry in 2008 as its Vice President of Human Resources and was named Senior Vice President, Human Resources and Organizational Excellence in May 2010. Most recently, Mr. Hrenko served as a Director of Human Resources for Target Corporation from February 2002 to March 2007. From December 1998 to February 2002, Mr. Hrenko held several positions with Bank One Corporation, including First Vice President, Human Resources Generalist, Vice President, Compensation, and Vice President, Corporate Staffing. From 1996 to 1998 he served as Managing Director, Human Resources for Continental Airlines. Prior to joining Continental Airlines, Mr. Hrenko served as Human Resources Manager at Pepsi-Cola Co. and PepsiCo, Inc., from 1987 to 1996. Mr. Hrenko received an undergraduate degree in English and Psychology from Pennsylvania State University.

Purchaser

The following table sets forth information about Purchaser’s directors and officers as of April 7, 2016. The current business address of each person is c/o BioTelemetry, Inc., and the business telephone number is (610) 729-7000.

Name	Age	Citizenship	Position
Joseph H. Capper	52	U.S.	Director and President
Heather C. Getz	41	U.S.	Director and Treasurer
Peter Ferola	47	U.S.	Director and Secretary

Biographical information for Messrs. Capper and Ferola and Ms. Getz is included above under “Parent —Executive Officers.”

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand, express mail, courier or other expedited service
American Stock Transfer & Trust Company LLC Operations Center Attn: Reorganization Department P.O. Box 2042 Brooklyn, NY 10272-2042	American Stock Transfer & Trust Company LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: infoagent@dfking.com

Stockholders may call toll free: (800) 714-2193

Banks and Brokers may call toll free: (212) 493-3910